UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Phototron Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71943D 102

(CUSIP Number)

Lauri S. Bilawa

165 Goshawk Ridge Road
Park City, Utah 84098

(435) 658-1001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6)

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71943D 102		Page 2 of 9

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lauri S. Bilawa
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,514,286 (1)
	8	SHARED VOTING POWER 18,487,692 (2)
	9	SOLE DISPOSITIVE POWER 5,514,286 (1)
	10	SHARED DISPOSITIVE POWER 18,487,692 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,001,978 (1) (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ (3)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (4)
14		TYPE OF REPORTING PERSON* IN

(1) Includes 5,514,286 shares of the Company’s common stock into which the original principal amount of the 6% Senior Secured Convertible Note (the “Note”) issued to Lauri S. Bilawa is convertible as of August 1, 2012.

(2) Includes 18,487,692 shares of the Company’s common stock held by The Lauri S. Bilawa Trust (the “Trust”). As the trustee of the Trust, Lauri S. Bilawa may be deemed to have beneficial ownership of such shares. Accordingly, Lauri S. Bilawa and the Trust may be deemed to have shared voting and dispositive power with respect to such shares.

(3) Excludes (a) the variable amount of shares of the Company’s common stock issuable upon conversion of the interest accrued on the Note and (b) 8,125,164 shares of the Company’s common stock into which shares of the Company’s Series A Preferred Stock held by the Trust are convertible (such shares of common stock may not be acquired by the Trust within 60 days of August 1, 2012).

(4) Based on a total of 307,458,587 shares of the Company’s common stock outstanding as of August 1, 2012.

CUSIP No. 71943D 102		Page 3 of 9

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Lauri S. Bilawa Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,487,692 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,487,692 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,487,692 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ (2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (3)
14		TYPE OF REPORTING PERSON* OO

(1) As the trustee of The Lauri S. Bilawa Trust (the “Trust”), Lauri S. Bilawa may be deemed to have beneficial ownership of shares held by the Trust. Accordingly, Lauri S. Bilawa and the Trust may be deemed to have shared voting and dispositive power with respect to such shares.

(2) Excludes 8,125,164 shares of the Company’s common stock into which shares of the Company’s Series A Preferred Stock held by the Trust are convertible (such shares of common stock may not be acquired by the Trust within 60 days of August 1, 2012).

(3) Based on a total of 307,458,587 shares of the Company’s common stock outstanding as of August 1, 2012.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Phototron Holdings, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 717 E. Gardena Blvd., Gardena, California 90248.

Item 2. Identity and Background.

This Schedule 13D is being filed by (a) Lauri S. Bilawa, a citizen of the United States of America (“Bilawa”), and (b) The Lauri S. Bilawa Trust, a trust organized in the State of Utah (the “Trust” and together with Bilawa, collectively, the “Reporting Persons”). The Reporting Persons’ address is 165 Goshawk Ridge Road, Park City, Utah 84098.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Issuance of Securities Pursuant to Merger

On April 5, 2012, the Company’s wholly-owned subsidiary, SGT Merger Corporation, a Nevada corporation (“MergerCo”), was merged (the “Merger”) into SG Technologies Corp, a Nevada corporation (“SGT”), in accordance with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 21, 2012, by and among the Company, MergerCo, SGT, Sterling C. Scott and the other parties signatory thereto. Pursuant to the Merger, all of the 200 outstanding shares of SGT’s common stock were exchanged, on a pro rata basis, for (a) 157,000,000 shares of Common Stock and (b) 3,000,000 shares of the Company’s Series A Preferred Stock (the “Preferred Stock”). The Trust was a holder of SGT’s common stock immediately prior to the closing of the Merger, and the Trust’s pro rata portion of the shares of Common Stock and Preferred Stock issued in connection with the Merger was 18,487,692 shares of Common Stock and 353,268 shares of Preferred Stock.

The shares of Preferred Stock will vest 100% if SGT, as the surviving corporation following the Merger (the “Surviving Corporation”), achieves the financial milestones set forth in the Merger Agreement prior to May 1, 2013. In the event that the Surviving Corporation does not achieve such financial milestones during such time period, the shares of Preferred Stock will be cancelled. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock, which was filed with the Delaware Secretary of State on April 5, 2012, each share of Preferred Stock will immediately and automatically convert into 23 shares of Common Stock on the earlier of (a) the date agreed to by the holders of a majority of the shares of Preferred Stock and W-Net Fund I, L.P., a Delaware limited partnership (“W-Net”), and (b) the 18-month anniversary of the closing date of the Merger (the “Closing Date”). Assuming the Surviving Corporation achieves the financial milestones set forth in the Merger Agreement prior to May 1, 2013, the 353,268 shares of Preferred Stock held by the Trust will be convertible into 8,125,164 shares of Common Stock.

Issuance of Common Stock Pursuant to Conversion of Note

In connection with the Merger, the Company issued $500,000 of its 6% Senior Secured Convertible Notes (the “Notes”) to former noteholders of SGT in exchange for notes previously issued by SGT. The Notes were issued pursuant to the terms and conditions of that certain Securities Purchase and Exchange Agreement (the “Purchase Agreement”) entered into on March 16, 2012 by and among the Company, W-Net and the other parties signatory thereto. The Notes pay 6% interest per annum with a maturity date of April 15, 2015. The Notes are convertible at any time into Common Stock at a specified conversion price, which will initially be $0.035 per share. The Notes conversion price will be subject to specified adjustments for certain changes in the number of outstanding shares of Common Stock. If additional shares of the Company’s capital stock are issued, except in specified exempt issuances, for consideration which is less than the then existing Notes conversion price (a “Dilutive Issuance”), then such conversion price would be subject to a “full ratchet” adjustment that generally reduces the conversion price to equal the price in the Dilutive Issuance, regardless of the size of the Dilutive Issuance.

On April 5, 2012, the Company issued a Note to Bilawa in the original principal amount of $193,000 pursuant to the terms and conditions of the Purchase Agreement. As of the date hereof, the original principal amount of Bilawa’s Note is convertible into 5,514,286 shares of Common Stock.

The beneficial ownership of Common Stock reported in this Schedule 13D by the Reporting Persons is based on the Reporting Persons’ ownership of Common Stock, and assumes a total of 307,458,587 shares of Common Stock outstanding as of August 1, 2012.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Persons as an investment.

Pursuant to the Merger Agreement, and effective as of the Closing Date, (a) the authorized number of directors on the Company’s board of directors (the “Board”) was increased to 5 members, (b) Todd Denkin resigned from the Board, and (c) Sterling C. Scott was elected to the Board to fill one of the vacancies thereon. Pursuant to the Voting Agreement entered into on April 5, 2012 by and among the Company, W-Net, the Trust and the other stockholders of the Company signatory thereto, such stockholders agreed to vote the shares of the Company’s capital stock held by such stockholders to elect the following persons to the Board:

(a) three persons designated by Sterling C. Scott (the “SGT Directors”), one of which must be an independent director, which persons were initially Sterling C. Scott, with two seats remaining vacant; and

(b) two persons designated by W-Net, one of which must be an independent director, which persons were initially Craig Ellins, with one seat remaining vacant (the “PHI Director”).

On June 29, 2012, the two remaining SGT Directors, Justin Manns and Robert T. Kurilko, were appointed to the Board. The Company is seeking to appoint a person to be the PHI Director.

Other than as described in this Schedule 13D, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those described above.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of August 1, 2012, Bilawa beneficially owned 24,001,978 shares of Common Stock, including (a) 5,514,286 shares of Common Stock that may be acquired by Bilawa within 60 days of August 1, 2012 pursuant to the conversion of the original principal amount of Bilawa’s Note (the “Note Shares”) and (b) 18,487,692 shares of Common Stock held by the Trust (the “Trust Shares” and together with the Note Shares, collectively, the “Bilawa Shares”). Bilawa has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Note Shares. As the trustee of the Trust, Bilawa may be deemed to have beneficial ownership of the Trust Shares. Accordingly, Bilawa and the Trust may be deemed to have shared voting and dispositive power with respect to the Trust Shares. Since 307,458,587 shares of Common Stock were outstanding as of August 1, 2012, the Bilawa Shares constitute approximately 7.7% of the shares of Common Stock. The Bilawa Shares exclude (a) the variable amount of shares of Common Stock issuable upon conversion of the interest accrued on Bilawa’s Note and (b) 8,125,164 shares of Common Stock into which the shares of Preferred Stock held by the Trust are convertible (assuming the Surviving Corporation achieves the financial milestones set forth in the Merger Agreement prior to May 1, 2013).

As of August 1, 2012, the Trust beneficially owned 18,487,692 shares of Common Stock. As the trustee of the Trust, Bilawa may be deemed to have beneficial ownership of the Trust Shares. Accordingly, Bilawa and the Trust may be deemed to have shared voting and dispositive power with respect to the Trust Shares. Since 307,458,587 shares of Common Stock were outstanding as of August 1, 2012, the Trust Shares constitute approximately 6.0% of the shares of Common Stock. The Trust Shares exclude 8,125,164 shares of Common Stock into which the shares of Preferred Stock held by the Trust are convertible (assuming the Surviving Corporation achieves the financial milestones set forth in the Merger Agreement prior to May 1, 2013).

Transactions by the Reporting Persons in Common Stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01 Agreement and Plan of Merger Agreement, dated March 21, 2012, by and among Phototron Holdings, Inc., SG Technologies Corp, SGT Merger Corporation, Sterling C. Scott, and W-Net Fund I, L.P. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2012.*

Exhibit 7.02 Securities Purchase and Exchange Agreement, dated March 16, 2012, by and among Phototron Holdings, Inc., W-Net Fund I, L.P., and Europa International Inc. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2012.*

Exhibit 7.03 Form of 6% Senior Secured Convertible Note. Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2012.*

Exhibit 7.04 Voting Agreement, dated April 5, 2012, by and among Phototron Holdings, Inc., W-Net Fund I, L.P., Europa International Inc., and the former stockholders of SG Technologies Corp. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2012.*

____________________

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 1, 2012

/s/ Lauri S. Bilawa
Lauri S. Bilawa

Dated: August 1, 2012

The Lauri S. Bilawa Trust

By: /s/ Lauri S. Bilawa
Name: Lauri S. Bilawa
Its: Trustee

(1) Pursuant to a Joint Filing Agreement between Lauri S. Bilawa and The Lauri S. Bilawa Trust, a copy of which is attached hereto as Exhibit A, this Schedule 13D is filed on behalf of each of the Reporting Persons.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that she or it knows or has reason to believe that such information is inaccurate.

Dated: August 1, 2012

/s/ Lauri S. Bilawa
Lauri S. Bilawa

Dated: August 1, 2012

The Lauri S. Bilawa Trust

By: /s/ Lauri S. Bilawa
Name: Lauri S. Bilawa
Its: Trustee